United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Apple Inc.

RE: The case for voting AGAINST CEO Tim Cook’s 12th term on the Board of Directors for the Company.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST CEO Tim Cook as a nominee (under Proposal No. 1) to serve a 12th term on the Apple Inc. (“Apple” or “Company”) Board of Directors, as listed on the 2023 proxy ballot.

Since taking over for Steve Jobs as Apple’s CEO in August 2011,1 Tim Cook has been nearly synonymous with Apple’s brand. Under his watch, Apple has become the world’s most valuable

1 Tim Cook. Forbes. See https://www.forbes.com/profile/tim-cook/?sh=11b424c93ea4 and profitable company.2 He has been praised by media organizations for his leadership3 and for his outspoken opinions about corporate social responsibility.4 But his actual record has often fallen short of the hype.

During Mr. Cook’s tenure, Apple has been embroiled in a multitude of ethics scandals, which we will discuss in greater detail below. These include labor rights violations in Chinese factories, supplier ties to Uyghur forced labor in Xinjiang, and greenwashing. Unfortunately, Mr. Cook has failed to adequately explain Apple’s involvement in these ethical scandals or provide a defense.

In addition, Apple’s 2023 proxy statement lists “Risk Management” and “Global Operations” as two of Mr. Cook’s director skills.5 Yet Mr. Cook has overseen poor risk management in Apple’s supply chain policies, particularly regarding its overreliance on Chinese suppliers, and the Company’s close relations with China’s authoritarian regime – decisions that cost Apple between $4 billion and $8 billion under the communist nation’s zero-COVID lockdowns.

Lastly, Mr. Cook has publicly advocated for Apple users’ privacy and security. Apple’s proxy statement lists “Privacy and Security” as one of Mr. Cook’s director skills. But Mr. Cook has overseen a multi-billion-dollar deal to make Google, one of the largest Big Tech privacy rights violators, the default search engine on all mobile devices. This partnership sacrifices user privacy.

Corporate Governance

John C. Bogle, the late founder of The Vanguard Group, said, “The fiduciary duty of the board is to represent the long-term interests of the shareholders, and not just the interests of management.”6

2 Aten, J. Why Tim Cook's $50 Million Pay Cut Is His Smartest Leadership Move Yet. See https://www.inc.com/jason-aten/why-tim-cooks-50-million-pay-cut-is-his-smartest-leadership-move-yet.htm

3 Zaveri, P. Apple CEO Tim Cook's Slow, Steady Leadership Style May Turn Out to be the Exact Antidote to the Carnage Sweeping the Tech Sector. See https://www.businessinsider.com/how-apple-has-avoided-layoffs-may-fare-better-than-peers-2023-1

4 Fiegerman, S. (2016, August 24). Apple Under Tim Cook: More Socially Responsible, Less Visionary. CNNMoney. See https://money.cnn.com/2016/08/24/technology/apple-tim-cook-five-years/

5 Apple. 2023 Proxy Statement. See https://s2.q4cdn.com/470004039/files/doc_financials/2023/Proxy_Statement_2023.pdf

6 Bogle, J. C. (2005). Corporate governance is about making sure that the people who manage the corporation are accountable to the owners, the shareholders. Speech presented at the Morningstar Investor Conference, Chicago, IL, United States.

Corporate governance is designed to emulate democratic government by integrating a chain of command, separation of powers, and accountability. For example, under the American democratic system, voters select representatives to advance their interests. In turn, those representatives set the guidelines for the executive branch, which manages the day-to-day operations and rulemaking.

In a similar way, shareholders select the board of directors, and the board of directors hires executives. Corporate governance is built on a firm chain of command, with voting shareholders at the top. The late Stephen Covey, the bestselling author of The Seven Habits of Highly Effective People, wrote, “a strong chain of command ensures that everyone knows their role, who to report to, and who to hold responsible.”7

Apple’s board of directors, as representatives of the shareholders, bear responsibility for holding Mr. Cook accountable.

But Mr. Cook has occupied a position on Apple’s board of directors since 2011. That makes him essentially his own boss. His role compromises the board’s integrity. In addition to holding one of nine votes, the CEO position gives him outsized influence over other board members.

Mr. Cook’s position on Apple’s board is a conflict of interest. Therefore, shareholders should eliminate the conflict of interest by removing Mr. Cook from Apple’s board so he can be held accountable for his failures. These failures include:

Human and labor rights abuses

Apple’s supplier responsibility statement states, “Apple has zero tolerance for forced labor or human rights violations of any kind.”8 Yet Apple’s supply chains have been consistently tied to human rights abuses.

7 Covey, S. R., & Collins, J. C. The 7 Habits of Highly Effective People: Powerful Lessons in Personal Change. Simon & Schuster.

8 Supplier Responsibility. Apple. See https://www.apple.com/supplier-responsibility/

Fifty-seven percent of smartphone, tablet and electric vehicle batteries use cobalt, which makes it a valuable resource in the digital economy.[9] According to The New Yorker, “Southern Congo sits atop an estimated 3.4 million metric tons of cobalt, almost half the world’s known supply.”[10] An estimated 15 percent to 30 percent of the cobalt mines in the Democratic Republic of the Congo are classified as artisanal or small mines, and as many as 35,000 children[11] work in these mines for $5 a month or less.[12] And in late 2019, the International Rights Advocates named Apple in a lawsuit on behalf of 14 Congolese families[13] alleging Apple knowingly used cobalt in their products extracted via child labor.[14]

Apple’s Chinese iPhone suppliers have been repeatedly accused of harsh working conditions. In 2018, China Labour Watch and Bloomberg released a report highlighting the conditions in a Catcher facility in Suqian, China – a crucial supplier in Apple’s supply chain. According to Business Insider, “workers at the factory reportedly work for six days a week, more than 10 hours every day, and do so without having received proper training or adequate equipment.”15 In addition, Apple’s flagship Foxconn facility in Shenzhen has experienced over a dozen16 confirmed worker suicide deaths over the last decade.17

9 Cobalt Institute. Cobalt Use. See https://www.cobaltinstitute.org/about-cobalt/cobalt-life-cycle/cobalt-use/

10 Niarchos, N. (2021, May 24). The Dark Side of Congo's Cobalt Rush. The New Yorker. See https://www.newyorker.com/magazine/2021/05/31/the-dark-side-of-congos-cobalt-rush

11 Posner, M. (2022, October 12). How Tesla Should Combat Child Labor in the Democratic Republic of the Congo. Forbes. See https://www.forbes.com/sites/michaelposner/2020/10/07/how-tesla-should-combat-child-labor-in-the-democratic-republic-of-the-congo/?sh=3665a51a5cd0

12 Kara, S. (2021, December 17). Our Device-Driven Lives Depend More Than Ever on Tragedy in the Democratic Republic of Congo. CNN. See https://www.cnn.com/2021/12/17/opinions/siddharth-kara-mining-dr-congo/index.html

13 BBC News. (2019, December 16). Top Tech Firms Sued Over DR Congo Cobalt Mining Deaths. See https://www.bbc.com/news/world-africa-50812616

14 Guardian News and Media. (2019, December 16). Apple and Google Named in US Lawsuit Over Congolese Child Cobalt Mining Deaths. See https://www.theguardian.com/global-development/2019/dec/16/apple-and-google-named-in-us-lawsuit-over-congolese-child-cobalt-mining-deaths

15 Maggio, E. Workers at an Apple Manufacturing Plant in China Complained About Poor Working Conditions and Exposure to Noxious Chemicals. Business Insider. See https://www.businessinsider.com/china-labour-watch-apple-catcher-working-conditions-2018-1

16 Berg, S. W. (2018, March 2). The Human Cost of an iPhone. The Washington Post. See https://www.washingtonpost.com/outlook/the-human-cost-of-an-iphone/2018/03/02/5d76555e-0b7e-11e8-8890-372e2047c935_story.html

17 Guardian News and Media. (2017, June 18). Life and Death in Apple's Forbidden City. See https://www.theguardian.com/technology/2017/jun/18/foxconn-life-death-forbidden-city-longhua-suicide-apple-iphone-brian-merchant-one-device-extract

Finally, seven of Apple’s suppliers18— which until two years ago included Ofilm,19 which manufactures phone screens — are linked to forced labor in China’s Xinjiang Uyghur Autonomous Region. According to the Department of Labor, “it is estimated that 100,000 Uyghurs and other ethnic minority ex-detainees in China may be working in conditions of forced labor following detention in re-education camps.”20 Under Mr. Cook’s watch, Apple may be complicit in the human rights atrocities in Xinjiang. And Apple lobbied against the Uyghur Forced Labor Prevention Act,21 which would take a harsher position against forced labor in the region. Mr. Cook bears responsibility for the reputational risk associated with these high-profile ethics scandals.

Censorship

Apple’s statement titled “Our Commitment to Human Rights” claims that “We believe in the critical importance of an open society in which information flows freely, and we’re convinced the best way we can continue to promote openness is to remain engaged, even where we may disagree with a country’s laws.”22 However, under Mr. Cook’s leadership, Apple restricted the use of its AirDrop feature in areas that saw protests against zero-COVID policies in November 2022 to prevent protestors from communicating.23

In addition, Mr. Cook has been a staunch defender of end-to-end encryption. In an interview with Fast Company, he said, “you know, I’m a big believer in encryption—in end-to-end encryption with no back doors—and so I do worry about anyone trying to break that in any kind of way or weaken it in any kind of way.”[24] Apple refused to budge even when the FBI requested help unlocking the San Bernardino terrorist’s iPhone.[25]

18 Canales, K. 7 Apple Suppliers In China Have Links to Forced Labor Programs, Including The Use of Uyghur Muslims From Xinjiang, According to a New Report. Business Insider. See https://www.businessinsider.com/apple-china-suppliers-uyghur-muslims-forced-labor-report-2021-5

19 Kang, D. (2020, March 5). Gadgets for Tech Giants Made With Coerced Uighur Labor. AP NEWS. See https://apnews.com/article/ap-top-news-international-news-apple-inc-weekend-reads-china-clamps-down-3f9a92b8dfd3cae379b57622dd801dd5

20 Against Their Will: The Situation in Xinjiang. United States Department of Labor. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

21 Albergotti, R. (2020, November 21). Apple is Lobbying Against a Bill Aimed at Stopping Forced Labor in China. The Washington Post. See https://www.washingtonpost.com/technology/2020/11/20/apple-uighur/

22 Our Commitment to Human Rights. Apple Inc. See https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/Apple-Human-Rights-Policy.pdf

23 Biron, B. Apple Restricted AirDrop Capabilities in China Ahead of Anti-Government Protests, Leaving Dissenters Without Key Communication Tool As Demonstrations Spread. Business Insider. See from https://www.businessinsider.com/apple-restricted-airdrop-capabilities-in-china-ahead-of-protests-2022-11

24 Grothaus, M. (2021, January 21). Tim Cook Interview: Privacy, Tech-Fueled Extremism, and More. Fast Company. See https://www.fastcompany.com/90599049/tim-cook-interview-privacy-legislation-extremism-big-tech

25 Winton, R., Rubin, J., & Dave, P. (2016, March 22). Apple vs. FBI: iPhone Encryption Battle Likely to Continue Even After San Bernardino. Los Angeles Times. See https://www.latimes.com/local/lanow/la-me-ln-apple-fbi-iphone-encryption-battle-san-bernardino-20160322-story.html

But under regulatory pressure in China, Apple offloaded its servers to a state-owned corporation, sacrificing Chinese users’ data privacy.26 Yet Mr. Cook has refused to explain capitulating to China’s censorship.27

Overreliance on China

Despite the obvious ethical risks, Mr. Cook has directed Apple to continue relying on Chinese suppliers for critical components in its supply chain. In 2016, Mr. Cook signed a five-year deal with the Chinese government to invest $275 billion in Chinese manufacturing facilities in exchange for lighter regulations.28 Mr. Cook has claimed that manufacturing in China leverages the country’s innovative workforce.29 But conducting business under an authoritarian regime has proven to be a strategic mistake.

Apple’s Foxconn factory in China, the world’s largest iPhone factory, was shut down in November 2022 under the Chinese Communist Party’s oppressive “Zero-COVID” strategy.30 According to Daniel Ives, managing director of equity research at Wedbush Securities, the shutdowns cost Apple “roughly $1 billion a week in lost iPhone sales. Now roughly 5 percent of iPhone 14 sales are likely off the table due to these brutal shutdowns in China.”31 Since 2020, multiple other Foxconn factories have been shut down due to zero-COVID policies,32 costing Apple between $4 billion and $8 billion.

26 Nicas, J., Zhong, R., & Wakabayashi, D. (2021, May 17). Censorship, Surveillance and Profits: A Hard Bargain for Apple in China. The New York Times. See from https://www.nytimes.com/2021/05/17/technology/apple-china-censorship-data.html

27 Barria, C. (2022, December 5). Tim Cook's Bad Day on China. The Wall Street Journal. See https://www.wsj.com/articles/tim-cooks-bad-day-on-china-apple-beijing-lockdowns-protests-airdrop-surveillance-ccp-human-rights-communist-11670278246

28 Jackson, S. (2021, December 21). Apple CEO Tim Cook Reportedly Signed a Secret $275 Billion Deal with China in 2016 to Skirt Challenges with Government Regulators. Business Insider. See https://www.businessinsider.com/apple-tim-cook-275-billion-china-deal-regulatory-crackdown-report-2021-12

29 Leibowitz, G. Apple CEO Tim Cook: This Is The No. 1 Reason We Make iPhones in China. Inc. See https://www.inc.com/glenn-leibowitz/apple-ceo-tim-cook-this-is-number-1-reason-we-make-iphones-in-china-its-not-what-you-think.html

30 Bloomberg News. (2022, November 2). Beijing Locks Down Area Around Foxconn's 'iPhone City' Plant. See https://www.bloomberg.com/news/articles/2022-11-02/china-locks-down-area-around-foxconn-s-iphone-city-plant

31 Liu, J. (2022, November 26). Apple Has a Huge Problem With an iPhone Factory in China. CNN Business. See https://www.cnn.com/2022/11/25/tech/apple-foxconn-iphone-supply-china-covid-intl-hnk/index.html

32 He, L., & Cheung, E. (2022, March 14). Apple Supplier Foxconn Halts Operations in Shenzhen as China Locks Down Tech Hub. CNN. See https://www.cnn.com/2022/03/14/tech/shenzhen-lockdown-foxconn-operations-intl-hnk/index.html

Greenwashing

Mr. Cook has attempted to position the company as a leader in corporate social responsibility. He’s implored other businesses to fight for human rights, despite Apple’s involvement with human rights abuses in China. And he’s overseen Apple’s transition to renewable energy.

On April 9, 2018, Apple “announced its global facilities are powered with 100 percent clean energy.” In addition, Apple aims to move 100 percent of its supply chain to renewable energy.

But Apple’s facilities are still connected to the public energy grid. According to the Energy Information Administration (EIA), roughly 80 percent of energy production in the United States was derived from fossil fuels in 2021.33 Similar to many other major corporations, Apple purchases “renewable energy credits” to offset its fossil fuel use.34 In 2019, ProPublica published a report titled An Even More Inconvenient Truth: Why Carbon Credits for Forest Preservation May Be Worse Than Nothing, explaining why carbon offset credits often do more harm than good. So, while Mr. Cook encourages other companies to do their part on climate change35 and says that his generation has “failed” on the issue,36 Apple still relies on fossil fuels.

Privacy and Security

“Big Tech” has been in the spotlight recently amid a closer examination of their potentially predatory business models and a growing bipartisan political push to regulate privacy and security violations. Google and Facebook, in particular, have faced international scrutiny for collecting massive amounts of user data. In 2018, Maurice Stucke explained the risks posed by data monopolies in the Harvard Business Review:37

“In a monopolized market, personal data is concentrated in a few firms. Consumers have limited outside options that offer better privacy protection. This raises additional risks, including...

•Government capture. The fewer the number of firms controlling the personal data, the greater the potential risk that a government will “capture” the firm...

•Covert surveillance. Even if the government cannot capture a data-opoly, its rich data-trove increases a government’s incentive to circumvent the data-opoly’s privacy protections to tap into the personal data...

33 Energy Information Administration. U.S. Energy Information Administration - EIA - Independent Statistics and Analysis. See https://www.eia.gov/energyexplained/us-energy-facts/

34 Epstein, A. (2016, January 13). The Truth About Apple's '100% Renewable' Energy Usage. Forbes. See https://www.forbes.com/sites/alexepstein/2016/01/08/the-truth-about-apples-100-renewable-energy-usage/?sh=3651d451189c

35 Feuer, W. (2019, October 22). Apple CEO Tim Cook Says He's Taking on Climate Change and Needs Backup. CNBC. See https://www.cnbc.com/2019/10/22/apple-ceo-tim-cook-accepts-ceres-conference-sustainability-award.html

36 Wattles, J. (2019, May 18). Apple's Tim Cook Says His Generation Failed on Climate Change. CNN. See https://www.cnn.com/2019/05/18/business/apple-tim-cook-climate-change-tulane-commencement/index.html

37 Stucke, M. E. (2018, March 27). Here Are All the Reasons It's a Bad Idea to Let a Few Tech Companies Monopolize Our Data. Harvard Business Review. See https://hbr.org/2018/03/here-are-all-the-reasons-its-a-bad-idea-to-let-a-few-tech-companies-monopolize-our-data

•Implications of a data policy violation/security breach. ...With more personal data concentrated in fewer companies, hackers, marketers, political consultants, among others, have even greater incentives to find ways to circumvent or breach the dominant firm’s security measures...”

In addition to the security risks, Big Tech data collection and sale is a tremendous privacy concern for users.

As previously mentioned, Apple’s proxy statement lists “Privacy and Security” as one of Mr. Cook’s director skills. Under the “Privacy and Security” description, it says that “at Apple, we believe privacy is a human right.”38

Mr. Cook has used his public brand to distance Apple from other Big Tech companies. In an appearance at the Consumers, Privacy, and Data Protection conference in 2018, Mr. Cook said, “We at Apple believe that privacy is a fundamental human right...but we also recognize that not everyone sees things as we do...this is surveillance...and these stockpiles of personal data serve only to enrich the companies that collect them.”39

While Mr. Cook has publicly attacked Google’s privacy violations,[40] he has overseen the behind-the-scenes deal that drives a large portion of Google’s revenue. For example, in 2022, Google paid Apple an annual fee of roughly $20 billion to maintain its spot as the default search engine on all Apple devices.[41] As a result, nearly half of all Google searches are executed on Apple products. [42] So while Mr. Cook publicly advocates for consumer protection, he privately enables Google to collect data from the over two billion active Apple devices worldwide.[43]

38 Apple. 2023 Proxy Statement. See https://s2.q4cdn.com/470004039/files/doc_financials/2023/Proxy_Statement_2023.pdf

39 Bogost, I. (2019, January 31). Apple's Empty Grandstanding About Privacy. The Atlantic. See https://www.theatlantic.com/technology/archive/2019/01/apples-hypocritical-defense-data-privacy/581680/

40 Horwitz, J. (2018, November 19). Apple CEO Tim Cook Defends Google Search Deal But Expects New Privacy Law. VentureBeat. See https://venturebeat.com/mobile/apple-ceo-tim-cook-defends-google-search-deal-but-expects-new-privacy-law/

41 O'Flaherty, K. (2021, September 6). Apple and Google's Secretive iPhone Deal Suddenly Exposed. Forbes. See https://www.forbes.com/sites/kateoflahertyuk/2021/09/04/apple-google-search-deal-impacts-millions-of-iphones/?sh=5f33989a6483

42 Wakabayashi, D., & Nicas, J. (2020, October 25). Apple, Google and a Deal That Controls the Internet. The New York Times. See from https://www.nytimes.com/2020/10/25/technology/apple-google-search-antitrust.html

43 Shakir, U. (2023, February 2). Apple Surpasses 2 Billion Active Devices. The Verge. See https://www.theverge.com/2023/2/2/23583501/apple-iphone-ipad-active-2-billion-devices-q1-2023

Apple’s partnership with Google is a strategic mistake as well. Mr. Cook has made increasing Apple’s services revenue an essential component of the company’s growth plan during his tenure.44 As a result, Apple’s services revenue growth has been a key driver of its historical valuation. But the company receives roughly one-fifth of its services revenue from the Google partnership alone.45 And Google’s antitrust scrutiny has brought Apple into the U.S. Justice Department’s crosshairs, posing a risk to Apple’s services revenue and reputation.46 Regardless, Mr. Cook has publicly defended this partnership.47

Conclusion

Since taking over as CEO in 2011, Mr. Cook has failed numerous times to live up to what he says are Apple’s ethical standards, and he has made multiple strategic mistakes that have cost the company billions of dollars. These include labor rights failures, privacy violations, and overreliance on China. But he is shielded from accountability, in part because of his position on Apple’s board. He should be removed as a director so the proper chain of command can be restored.

Thus, we urge shareholders to vote AGAINST Tim Cook as director nominee at Apple’s annual meeting on March 10, 2023.

Photo credits:

Page 2 – Tim Cook w/ Foxconn factory worker/Apple Inc. via WeReadChina

Page 4 – Cobalt mining in Congo/IIED.org, Creative Commons

Page 5 – Tim Cook/tuaulamac, Creative Commons

Page 8 – ‘Censored’ MacBook/mikemacmarketing, Creative Commons

44 Leswing, K. (2020, August 19). Apple's $2 Trillion Value is Proof That Tim Cook's Services Plan Worked. CNBC. See https://www.cnbc.com/2020/08/19/apples-2-trillion-value-proof-that-tim-cooks-services-plan-worked.html

45 Leswing, K. (2020, October 23). Apple's Services Success Story Relies on Massive Payments From a Single Partner: Google. CNBC. See https://www.cnbc.com/2020/10/21/apple-services-success-story-bolstered-by-huge-google-payments.html

46 Harley-McKeown, L. (2020, October 28). Why Google's Antitrust Case is Becoming Apple's Problem. Newsweek. See https://www.newsweek.com/apple-google-antitrust-1542753

47 Kanter, J. (2018, November 19). Tim Cook Defends Apple Taking Billions from Google After His Blistering Attack on Data-Hoarding Tech Firms. Business Insider. See https://www.businessinsider.com/apple-tim-cook-defends-google-deal-amid-privacy-fears-2018-11

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For questions regarding Apple Inc. – Proposal #1, National Legal and Policy Center’s opposition to Tim Cook’s re-election as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.